Exhibit 2

EXECUTION VERSION

Stock Purchase Agreement

By and Among

Coachmen Industries, Inc.

Consolidated Building Industries, LLC

Miller Building Systems, Inc.

and

MBSI Holdings, LLC

Dated as of March 31, 2006

Section 9.7	Governing Law	44
Section 9.8	Arbitration	45
Section 9.9	Rules of Construction	45
Section 9.10	No Third Party Beneficiaries	45

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Purchaser Note

Exhibit B	Form of Earn-out Note

Exhibit C	List of Key Employees

Exhibit D	Form of Employment and Noncompete Agreement

Exhibit E	Form of Standard Confidentiality Agreement

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 6, 2006 by and among MBSI HOLDINGS, LLC, a Delaware limited liability company, or its assignee (“Purchaser”), COACHMEN INDUSTRIES, INC., an Indiana Corporation (“COA”), CONSOLIDATED BUILDING INDUSTRIES, LLC, an Indiana limited liability company, (“CBI” or “Seller”) and MILLER BUILDING SYSTEMS, INC., a Delaware corporation (the “Company”) (each of Purchaser, COA, CBI, Seller and the Company are sometimes referred to herein collectively as the “Parties” and individually as a “Party”). Capitalized terms not defined herein shall have the meanings ascribed to such terms as set forth on Appendix I.

RECITALS

WHEREAS, CBI is the sole record and beneficial owner of one thousand (1,000) shares of the Company’s common stock, no par value, (the “Shares”), which represents all of the issued and outstanding shares of the Company’s common stock, no par value;

WHEREAS, COA is the sole member of CBI and, as such, exercises control over the business and financial reporting of the Company;

WHEREAS, COA consolidates all income and expense of the Company and CBI for reporting and tax purposes; and

WHEREAS, Purchaser desires to buy and CBI desires to sell, transfer and convey the Shares free and clear of all Encumbrances in accordance with the terms and conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the promises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Sale and Purchase of Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Shares to Purchaser, and Purchaser shall purchase and take delivery of the Shares from Seller, the Shares for the consideration described in Section 1.2 below.

Section 1.2 Purchase Price, Assets and Closing. The consideration for the Shares is the Purchase Price which consists of the following:

(a) Cash Payment. On the Closing Date, Purchaser shall deliver to Seller Nine Million Dollars ($9,000,000) in cash as partial payment for the Shares and the Real Estate (the “Cash

Payment”). Purchaser shall deliver the Cash Payment to Seller by wire transfer on the Closing Date of immediately available funds to an account designated by Seller in writing three (3) business days prior to the Closing.

(b) Purchaser Loan and Note. As additional consideration for the Shares and the Real Estate on the Closing Date, Purchaser shall issue and deliver to Seller a secured promissory note in the aggregate principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000), substantially in the form as attached hereto as Exhibit A (the “Purchaser Note”). Seller shall be granted a third position security interest in all of the assets of the Company and its subsidiaries, including the Real Estate, as security for the Purchaser Note, behind Purchaser’s financier and Purchaser’s equipment leasing company and subject to a subordination agreement in favor of Purchaser’s financier, which subordination agreement shall be in form and substance reasonably acceptable to Seller. The Purchaser Note shall have a five (5) year term and bear interest at the one (1) year LIBOR rate plus two and three quarter percent (2.75%) per annum with such interest to be paid quarterly beginning September 30, 2006 through and including March 31, 2009. Subject to the terms and conditions set forth in the Purchaser Note, quarterly payments of the principal and interest may begin June 30, 2009 through maturity of the Purchaser Note. To the extent there is any conflict between the Purchaser Note and this Section 1.2(b), then the Purchaser Note shall control.

(c) Contingent Payment and Earn-out Note.

(i) In accordance with this Section 1.2(c), Seller shall be entitled to receive additional consideration upon Buyer achieving the specified performance goals for EBITDA as determined as of March 31, 2010, the fourth (4th) anniversary of the Closing, within five (5) days of the date Actual EBITDA (as hereafter defined) is finally determined pursuant to this Section 1.2(c). Purchaser shall issue and deliver to Seller a secured promissory note for such contingent payment in the aggregate principal amount of up to Two Million Dollars ($2,000,000) in the form attached hereto as Exhibit B (the “Earn-Out Note”). Seller shall be granted a third position security interest in all of the assets of the Company and its subsidiaries, including the Real Estate, as security for the Earn-out Note behind Purchaser’s financier and Purchaser’s equipment leasing company and subject to the subordination described in Section 1.2(b). If the average trailing twelve (12) month EBITDA (“Actual EBITDA”) of the Company is at least Two Million Dollars ($2,000,000) (the “Target EBITDA”) as of March 31, 2010, then Seller shall be entitled to the right to receive fifty percent (50%) of the Actual EBITDA with a maximum payment of Two Million Dollars ($2,000,000), subject to the terms and conditions set forth in the Earn-out Note. Seller shall not be entitled to any payment if the Actual EBITDA is below the Target EBITDA. Purchaser shall calculate the average trailing twelve (12) month EBITDA of the Company by determining the Company’s trailing twenty-four (24) month EBITDA (as of March 31, 2010) and dividing such number by two (2). Purchaser shall cause to be prepared and delivered to Seller a statement setting forth the average trailing twelve (12) month EBITDA as of March 31, 2010 by April 30, 2010 (the “EBITDA Statement”). If, within thirty (30) days following receipt of the EBITDA Statement, Purchaser has not received written notice of Seller’s objection to the EBITDA Statement (which objection notice must contain a reasonable statement of the basis of Seller’s objection) (the “Notice of Objection”), then the EBITDA Statement shall be deemed accepted by Seller and will be used to determine whether Seller is entitled to receive payments under the Earn-out Note. The principal balance due under the Earn-Out Note shall be paid on the fifth anniversary of the Closing (the “Maturity Date”), and interest shall not begin to accrue under the Earn-out Note until after the Maturity Date. The outstanding balance of the Earn-out Note shall bear interest at the one (1) year LIBOR rate plus two and three quarter percent (2.75%) per annum which shall increase by one percent (1%) per annum for each 90 day period following the Maturity Date until the Earn-Out note is paid in full. To the extent there is any conflict between this Section 1.2(c) and the Earn-out Note, the Earn-out Note shall control.

(ii) If Purchaser receives a Notice of Objection relating to the EBITDA Statement, Purchaser and Seller shall, during the fifteen (15) days following such delivery, use their best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, whether the Company has met the Target EBITDA. If after such period, Purchaser and Seller are unable to reach such agreement, they shall promptly thereafter cause KPMG (the “Accounting Referee”) to review this Section 1.2(c), the definitions for the terms used herein and the disputed items or amounts for the purpose of calculating the Actual EBITDA (it being understood that in making such calculation, the Accounting Referee shall be functioning as an expert and not as an arbitrator). In making such calculation, the Accounting Referee shall determine only those items or amounts in the applicable EBITDA Statement and Purchaser’s calculation of the average trailing twelve (12) month EBITDA as to which the Seller has disagreed. The Accounting Referee shall deliver to Purchaser and Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller. Purchaser and Seller shall, and shall cause their respective representatives to, cooperate and assist in such review conducted by the Accounting Referee, including, without limitation, the making available to the extent necessary of books, records, work papers and personnel. Purchaser shall also cause the Company to make its books, records, work papers and personnel available to Seller to evaluate the EBITDA Statement and to timely prepare and deliver any Notice of Objection. The cost of such review and report shall be borne by Seller. Any disputes other than the calculation of the Actual EBITDA shall be resolved pursuant to the arbitration provisions set forth in Section 9.8.

(d) Excluded Assets, Liabilities and Remaining Seller Cash. Notwithstanding any provision in this Agreement, the Parties agree that the following assets and Liabilities are expressly excluded for the purposes of this transaction: (i) cash and cash equivalents in any of the Company’s bank or investment accounts as of Closing up to Two Hundred Fifty Thousand Dollars ($250,000), and (ii) any Product Liabilities or costs associated therewith which shall remain a liability of Seller. In addition, all Encumbrances shall be paid in full by Seller on or before the Closing Date.

(e) Closing. The closing of the purchase of the Shares (the “Closing”) shall take place at Washington office of Patton Boggs LLP, located at 2550 M Street, NW, Washington, DC 20037 on or before March 31, 2006 or at such other place and time upon which the parties may mutually agree (“Closing Date”). At the Closing, Seller shall deliver to Purchaser certificates representing the Shares duly endorsed (or accompanied by duly executed stock powers or other form of assignment) in addition to the other documents set forth in Section 6 hereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY, COA AND CBI

The Company, COA and CBI, jointly and severally, hereby represent and warrant to Purchaser, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers) supplied by the Company to Purchaser (the “Disclosure Schedule”) and dated as of the date hereof, that on the date hereof and as of the Closing Date as though made at the Closing Date as follows (provided that the representations and warranties made as of a specified date will be true, correct and complete as of such date):

Section 2.1 Organization of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State Delaware. The Company has the corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each other jurisdiction in which it conducts business. The Company has delivered a true, correct and complete copy of its articles of incorporation and bylaws, each as amended to date and in full force and effect on the date hereof, to Purchaser. Section 2.1 of the Disclosure Schedule lists the directors and officers of the Company. The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name.

(b) The Company has the following operating subsidiaries: Miller Building Systems of Indiana, Inc., an Indiana corporation; Miller Building Systems of Pennsylvania, Inc., an Indiana corporation; Miller Construction Services, Inc., an Indiana corporation; Miller Building Systems of New York, Inc., a New York corporation (each a “Subsidiary” and collectively, the “Subsidiaries”). The Subsidiaries are duly qualified or licensed to do business and in good standing as a foreign corporation in each other jurisdiction where it has been necessary in order to conduct business. The Company has delivered a true, correct and complete copy of the articles of incorporation and bylaws, each as amended to date and in full force and effect on the date hereof, to Purchaser, of each subsidiary. Section 2.1 of the Disclosure Schedule lists the directors and officers of each Subsidiary.

(c) CBI is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Indiana. CBI has the limited liability company power to own its properties and to carry on its business as now being conducted. CBI is the sole shareholder of the Company.

(d) COA is a corporation, duly organized, validly existing and in good standing under the laws of the State of Indiana. COA has the corporate power to own its properties and to carry on its business as now being conducted. COA is the sole member of CBI.

Section 2.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of (i) one thousand five hundred (1,500) authorized shares of common stock no par value (the “Company Capital Stock”), of which one thousand (1,000) shares are issued and outstanding as of the date hereof and (ii) no shares of preferred stock are authorized, issued or outstanding. Seller is, and immediately before the Closing will be, the record and beneficial owner of all of the issued and outstanding shares of the Company, free and clear of all Encumbrances. Five hundred (500) shares of Company Capital Stock are currently unissued and are not outstanding. All of the issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the articles of incorporation or bylaws of the Company, or any agreement to which the Company is a party or by which it is bound, and have been issued in compliance with federal and state securities laws. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. The Company has no other capital stock authorized, issued or outstanding.

(b) Except as forth on Section 2.2(b) of the Disclosure Schedule, the Company does not presently have any stock option plan or other stock-related plan providing for equity compensation of any person. Except as set forth in Section 2.2(b) of the Disclosure Schedule, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock and the Company is not obligated to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any option, warrant, call, right, commitment or agreement upon the closing of the transaction contemplated hereby or upon the occurrence of any other event. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company.

Section 2.3 Authority. The Company and Seller have all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company or Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate, limited liability company or similar action on the part of the Company and Seller, as applicable, and no further action is required on the part of the Company or Seller to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement has been unanimously approved and adopted by the boards of directors of the Company in accordance with Delaware law, and the articles of incorporation and bylaws of the Company. This Agreement and each of the Related Agreements to which the Company and/or Seller is a party has been duly executed and delivered by the Company and Seller, as the case may be, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company and Seller, enforceable against each such party in accordance with their respective terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

Section 2.4 No Conflict. The execution and delivery by the Company and Seller of this Agreement and any Related Agreement to which the Company and/or Seller is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the articles of incorporation or bylaws of the Company, (ii) any Contract to which the Company or any of its properties or assets (including intangible assets), or to which Seller, is subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties (tangible and intangible) or assets, or applicable to Seller or COA. The Company is in compliance with in all material respects and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Contract, nor to the Company’s Knowledge is there any event that would constitute such a breach, violation or default with the lapse of time, giving of notice or both. Each Contract is in full force and effect and the Company is not subject to any default thereunder, nor to the Knowledge of the Company is any party obligated to the Company pursuant to any such Contract subject to any default thereunder. The Company has obtained, or will obtain prior to the Closing Date, all necessary consents, waivers and approvals of parties to any Contract as are required thereunder in connection with the transactions contemplated hereby, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Closing Date. Following the Closing Date, the Company will be permitted to exercise all of its rights under the Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay had the transactions contemplated by this Agreement not occurred.

Section 2.5 Consents. Subject to Section 5.1, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party, including a party to any agreement with the Company is required by or with respect to the Company and/or Seller in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company and/or Seller is a party or with respect to the consummation of the transactions contemplated hereby and thereby.

Section 2.6 Company Financial Statements. Section 2.6 of the Disclosure Schedule sets forth the Company’s unaudited balance sheets as of December 31, 2003, December 31, 2004, December 31, 2005 and the related unaudited statements of operations for the periods commencing January 1, 2003 and ended December 31, 2003; the period commencing January 1, 2004 and ended December 31, 2004; and the period commencing January 1, 2005 and ended December 31, 2005, respectively (collectively, the “Unaudited Financials”). The Unaudited Financials were prepared as part of the COA annual audit. The Unaudited Financials are true, correct and complete in all material respects and have been prepared in accordance with GAAP consistently applied on a basis consistent throughout the periods indicated and consistent with each other (except that the Unaudited Financials do not contain footnotes and other presentation items that may be required by GAAP). The Unaudited Financials present fairly the financial condition, and operating results of the Company as of the dates and during the periods indicated therein.

Section 2.7 No Undisclosed Liabilities. To the best of Seller’s Knowledge, the Company does not have any Liabilities, which individually or in the aggregate (i) has not been reflected in the Unaudited Financials, or (ii) has not arisen in the ordinary course of business consistent with past practices since December 31, 2005, other than a Liability arising out of a breach of contract or warranty, tort, product liability or a violation of an environmental law which is described in Section 2.7 of the Disclosure Schedule. None of the Company, Seller or COA knows of any basis for assertion against the Company of any Liability, which individually or in the aggregate (i) has not been reflected in the Unaudited Financials, or (ii) has not arisen in the ordinary course of business consistent with past practices since December 31, 2005, other than a Liability arising out of a breach of contract or warranty, tort, product liability or a violation of an environmental law which is described in Section 2.7 of the Disclosure Schedule. The total indebtedness of the Company for borrowed funds as of the date hereof and as of the Closing Date is as set forth in Section 2.7 of the Disclosure Schedule.

Section 2.8 No Changes. Except as set forth on Section 2.8 of the Disclosure Schedule, since December 31, 2005 there has not been, occurred or arisen any:

(a) transaction by the Company except in the ordinary course of business as conducted on that date and consistent with past practices;

(b) amendments or changes to the articles of incorporation or bylaws of the Company;

(c) capital expenditure or commitment by the Company exceeding Ten Thousand Dollars ($10,000) individually or Fifty Thousand Dollars ($50,000) in the aggregate;

(d) payment, discharge or satisfaction, in any amount in excess of Ten Thousand Dollars ($10,000) in any one case, or Fifty Thousand Dollars ($50,000) in the aggregate, of any Liability;

(e) destruction of, damage to or loss of any material assets, material business or material customer of the Company (whether or not covered by insurance);

(f) labor trouble or claim of wrongful discharge or other unlawful labor practice or action;

(g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company other than as required by GAAP;

(h) change in any material election in respect of Taxes adoption or change in any accounting method in respect of Taxes, agreement or settlement of any claim or assessment in respect of Taxes, or extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(i) revaluation by the Company of any of its assets;

(j) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Capital Stock, or any split, combination or reclassification in respect of any shares of Company Capital Stock, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or any direct or indirect repurchase, redemption, or other acquisition by the Company of any shares of Company Capital Stock (or options, warrants or other rights convertible into, exercisable or exchangeable therefore;

(k) (i) increase in the salary or other compensation payable or to become payable by the Company to any of its officers or directors or to any of its employees or advisors, provided that the normal annual salary review process has been ongoing, which in the Company’s and Seller’s normal business practices becomes effective April 1, 2006 or (ii) the declaration, payment or commitment or obligation of any kind for the payment, by the Company, of a severance payment, termination payment, bonus or other additional salary or compensation to any such person;

(l) any agreement, contract, covenant, instrument, lease, license or commitment to which the Company is a party or by which it or any of its assets (including intangible assets) are bound or any termination, extension, amendment or modification of the terms of any agreement, contract, covenant, instrument, lease, license or commitment to which the Company is a party or by which it or any of its assets are bound, other than any such agreement in the ordinary course of business;

(m) sale, lease, license or other disposition of any of the material assets or material properties of the Company or any creation of any security interest in such material assets or material properties;

(n) loan by the Company to any person or entity, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices;

(o) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company;

(p) the commencement, settlement, notice or, to the Knowledge of the Company, threat of any lawsuit or proceeding or other investigation against the Company, its Subsidiaries or its affairs, or any reasonable basis for any of the foregoing;

(q) notice of any claim or potential claim of ownership by any person other than the Company of the Company Intellectual Property owned by or developed or created by the Company or of infringement by the Company of any other person’s Intellectual Property;

(r) issuance or sale, or contract to issue or sell, by the Company of any shares of Company Capital Stock or securities convertible into, or exercisable or exchangeable for, shares of Company Capital Stock, or any securities, warrants, options or rights to purchase any of the foregoing;

(s) (i) sale or license of any Company Intellectual Property or entering into of any agreement with respect to the Company Intellectual Property with any person or entity or with respect to the Intellectual Property of any person or entity, or (ii) purchase or license of any Intellectual Property or entering into of any agreement with respect to the Intellectual Property of any person or entity, (iii) agreement with respect to the development of any Intellectual Property (other than any content contribution agreements in the ordinary course of business) with a third party, or (iv) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company;

(t) agreement or modification to any agreement pursuant to which any other party was granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of the Company;

(u) any event or condition of any character that has had, or is reasonably likely to have, a Material Adverse Effect on the Company; or

(v) agreement by the Company, or any officer or employees on behalf of the Company to do any of the things described in the preceding clauses (a) through (u) of this Section 2.8 (other than negotiations with Purchaser and its representatives regarding the transactions contemplated by this Agreement).

Section 2.9 Tax Matters. For purposes of this Agreement, “Code” shall mean the Internal Revenue Code of 1986, as amended. All section references to the Code (or Treasury Regulations) shall include all similar provisions under the applicable state, local or foreign tax law.

For the purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

For purposes of this Agreement, “Company Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes the Company and Subsidiaries or any predecessor of or any successor to the Company or Subsidiaries (or to another such predecessor or successor).

Except as set forth on Section 2.9 to the Disclosure Schedule (the “Company Tax Disclosure Schedule”), the Company makes the following representations:

(a) All Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to the Company and the Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate Tax authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither the Company nor any of Subsidiaries has extended any statutes of limitation with respect to the assessment of any Taxes of the Company or Subsidiaries, other than extensions that have expired.

(b) The Company has made available to Purchaser (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by the Company and Subsidiaries for each of the four most recent fiscal years for which such returns have been filed; (ii) any audit report issued within the last three years relating to Taxes due from or with respect to the Company and Subsidiaries. No claim has been made by a taxing authority in a jurisdiction where the Company or Subsidiaries does not file Tax Returns that the Company or Subsidiaries is or may be subject to taxation by that jurisdiction. The Company Tax Disclosure Schedule lists all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to the Company or Subsidiaries after January 1, 2004.

(c) Neither the Company nor any of Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Company’s consolidated financial statements filed prior to the date hereof in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the Company consolidated financial statements included in the most recent Company Report filed on or prior to the date hereof.

(d) Except for the Tax sharing agreement of the Company Group, neither the Company nor any of Subsidiaries is a party to any Tax allocation or sharing agreement or otherwise has any liability for the Taxes of any Person other than the Company or Subsidiaries. Any such Tax allocation or sharing agreement will be terminated on or before the Closing Date. No liability will be created for the Company or its successors after the Closing Date as a result of the application of Treasury Regulations Section 1.1502-6. No liability will be created for the Company, Subsidiaries or its successors after the Closing Date for any Taxes.

(e) Except as set forth on the Company Tax Disclosure Schedule, neither the Company nor any of the Subsidiaries (i) is subject to any joint venture, partnership or other agreement or arrangement which is treated as a partnership for Federal income tax purposes or (ii) owns a single member limited liability company which is treated as a disregarded entity.

(f) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to the Company or Subsidiaries.

(g) Neither the Company nor any of Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the regulations issued thereunder. Neither the Company nor any of Subsidiaries has ever been, an “S corporation” within the meaning of Section 1361 of the Code.

(h) Neither the Company nor any of Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by the Company or Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of the Company or Subsidiaries.

(i) Neither the Company nor any of Subsidiaries is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.

(j) Each of the Company and Subsidiaries has complied in all respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under applicable laws.

(k) There are no Liens or other Encumbrances on any of the assets of the Company or Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax.

(l) Except as set forth on the Company Tax Disclosure Schedule, which lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the Company Group allocable to the Company and each of its Subsidiaries, the Company Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.

(m) No liability will be created for the Company or any of Subsidiaries or any predecessor of the Company or Subsidiaries after the Closing Date as a result of the triggering into income or gain of deferred intercompany transactions or excess loss accounts as a result of the application of Treasury Regulations Sections 1.1502-13 and 1.1502-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the Company Group.

(n) Neither the Company nor any of Subsidiaries has investment tax credits or overall foreign losses allocable to it subject to recapture.

(o) Each of the Company and Subsidiaries has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at level sufficient not to cause the Company or Subsidiaries to be liable for any penalties attributable to underpayment of estimated Taxes, and the Company and Subsidiaries will continue to make timely estimated Tax payments at levels sufficient to not cause the Company or any successor to the Company to be liable for any such penalties.

Section 2.10 Restrictions on Business Activities. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which the Company or Seller is a party or otherwise binding upon the Company or Seller which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or Seller, the conduct of business by the Company or otherwise limiting the freedom of the Company or Seller to engage in any line of business or to compete with any person.

Without limiting the generality of the foregoing, neither the Company nor Seller has entered into any agreement under which the Company or Seller is restricted from selling, licensing or otherwise distributing any of the Company’s technology or products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

Section 2.11 Title of Properties; Absence of Liens and Encumbrances; Condition of Equipment.

(a) Section 2.11(a) of the Disclosure Schedule sets forth the description, deed book, page and plat references for all such real property owned by the Company together with the dates of acquisition of such real property owned by the Company. With respect to real property leased by or for the Company, Section 2.11(a) of the Disclosure Schedule also sets forth a list of all leases, the name of the lessor, the date of the lease and each amendment thereto and, with respect to any current lease, the aggregate annual rental payable under any such lease. True, correct and complete copies of all such leases have been delivered to Purchaser. All such leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). The Company shall deliver to Purchaser a title opinion from the Company’s legal counsel to the effect that the Company has good and marketable title to all real property described in Section 2.11(a) of the Disclosure Schedule, subject only to disclosed Encumbrances of record, if any.

(b) The Company has good and valid title to all of its properties and assets, real, personal and mixed, tangible or intangible, used or held for use in its business, free and clear of any Liens, except those Liens listed and disclosed on Section 2.11(b) of the Disclosure Schedule and (i) as reflected in the Unaudited Financials, (ii) Liens for Taxes not yet due and payable, and (iii) such imperfections of title and Encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby.

(c) Section 2.11(c) of the Disclosure Schedule lists all material items of equipment and such equipment (i) is sufficient in all material respects for the conduct of the business of the Company as currently conducted, (ii) is in good operating condition, regularly and properly maintained, subject to normal wear and tear and (iii) conforms in all respects to all applicable laws relating to its conservation, use or operation.

(d) The Company has sole and exclusive ownership, free and clear of any Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers. No person other than the Company possesses any claims or rights with respect to use or ownership of the foregoing information.

Section 2.12 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Intellectual Property” shall mean any or all of the following (i) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works; (ii) inventions (whether patentable), improvements, and technology; (iii) proprietary and confidential information, trade secrets and know-how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks and service marks; (vi) domain names, web addresses and sites; (vii) manufacturing and construction processes, sectional home technology; (viii) manufacturing, construction or building designs, blueprints or floor plans; (ix) tools, methods and processes; and (x) all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents and patent applications; (ii) copyrights, copyright registrations and copyright applications and moral rights; (iii) the protection of trade and industrial secrets and confidential information; (iv) other proprietary rights relating to intangible intellectual property; (v) trademarks, trade names and service marks; (vi) analogous rights to those set forth above; and (vii) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable).

“Company Intellectual Property” shall mean any Intellectual Property and Intellectual Property Rights that are exclusively owned by or exclusively licensed to the Company.

“Registered Intellectual Property Rights” shall mean Intellectual Property Rights that have been registered, filed, certified or otherwise perfected by recordation with any state, government or other public legal authority.

(b) Section 2.12(b) of the Disclosure Schedule lists all Registered Intellectual Property Rights owned by, or filed in the name of, the Company (the “Company Registered Intellectual Property”) and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any of the Registered Intellectual Property Rights.

(c) Each item of Company Intellectual Property, including all Company Registered Intellectual Property listed in Section 2.12(b) of the Disclosure Schedule and all Intellectual Property licensed to the Company, is free and clear of any Liens or other Encumbrances. Section 2.12(c) separately lists any agreement with any third party under which any Intellectual Property and Intellectual Property Rights is licensed to or from any third parties.

(d) To the extent that any Intellectual Property has been developed or created independently or jointly by any person other than the Company or the Company’s employees for which the Company has directly paid, the Company has a written agreement with such person with respect thereto, and the Company thereby has obtained ownership of, and is the exclusive owner of, all such Intellectual Property therein and associated Intellectual Property Rights by operation of law or by valid assignment.

(e) The Company has not transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property or Intellectual Property Rights that is or was Company Intellectual Property, to any other person.

(f) The Company Intellectual Property constitutes all the Intellectual Property and Intellectual Property Rights used in and/or necessary to the conduct of the Business as it currently is conducted or planned to be conducted, including, without limitation, the design, development, manufacture, use, and sale of products, technology and services (including products, technology or services currently under development).

(g) Section 2.12(g) of the Disclosure Schedule lists all contracts, licenses and agreements between the Company and any other person or entity wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other person or entity of the Intellectual Property Rights of any person or entity other than the Company concerning an obligation or duty.

(h) The Business as it currently is conducted or planned by the Company, including but not limited to the design, development, use, import, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of the Company does not and will not infringe or misappropriate the Intellectual Property Rights of any person or entity, violate the rights of any person or entity (including rights to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction, and the Company has not received notice from any person or entity claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of the Company infringes or misappropriates the Intellectual Property Rights of any person or entity or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor is the Company aware of any basis therefor).

(i) Each item of Company Registered Intellectual Property is valid, enforceable, and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property. There are no actions that must be taken by the Company within sixty (60) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. For each product, technology or service of the Company that constitutes or includes a copyrightable work, the Company has registered the copyright in the latest version of such work with the United States Copyright Office. In each case in which either the Company has acquired any Intellectual Property rights from any person or entity, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property and the associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company has recorded each such assignment with the relevant governmental authorities, including the United States and Patent and Trademark Office, the United States Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(j) There are no contracts, licenses or agreements between the Company and any other person or entity with respect to Company Intellectual Property under which there is any dispute known to the Company regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by the Company thereunder.

(k) To the Knowledge of the Company, no person or entity is infringing or misappropriating any Company Intellectual Property.

(l) The Company has taken all reasonable steps that are required to protect the Company’s rights in confidential information and trade secrets of the Company or provided by any other person or entity to the Company. Without limiting the foregoing, the Company has, and enforces, a policy requiring each employee and each consultant having access to Company Intellectual Property to execute a proprietary information, confidentiality and invention assignment agreement substantially equivalent to the Company’s standard form, and all current and former employees and all current and former consultants having access to Company Intellectual Property have executed such an agreement substantially equivalent to the Company’s standard form attached hereto as Exhibit E.

(m) No Company Intellectual Property, Intellectual Property Rights or service of the Company is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property.

(n) To the Knowledge of the Company, no (i) product, technology, service or publication of the Company; (ii) material published or distributed by the Company; or (iii) conduct or statement of the Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates any law or regulation.

Section 2.13 Agreements, Contracts and Commitments. Except as set forth in Sections 2.12(g) and 2.13 of the Disclosure Schedule (true, correct and complete copies of all documents described therein having been previously delivered to Purchaser), the Company is not a party to or bound by:

(a) any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson or consulting or sales agreement, contract or commitment with a firm or other organization (other than consulting agreements in the ordinary course of business under which the total payments are less than Five Thousand Dollars ($5,000) per month and Sixty Thousand Dollars ($60,000) overall);

(b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any fidelity or surety bond or completion bond;

(d) any lease of personal property having a value in excess of Five Thousand Dollars ($5,000) individually or Ten Thousand Dollars ($10,000) in the aggregate;

(e) any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of Ten Thousand Dollars ($10,000) individually or Thirty Thousand Dollars ($30,000) in the aggregate;

(f) any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business;

(g) any mortgages, indentures, industrial revenue or other bonds, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(h) any purchase order or contract for the purchase of materials involving in excess of Twenty Five Thousand Dollars ($25,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate;

(i) any construction contracts;

(j) any dealer, distribution, joint marketing or development agreement;

(k) any sales representative, original equipment manufacturer, value added, remarketer, reseller or independent vendor or other agreement for sale, use or distribution of the Company’s products, technology or services;

(l) any other agreement, contract or commitment that involves in excess of Twenty Five Thousand Dollars ($25,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate and is not cancelable without penalty within thirty (30) days; or

(m) any agreement under which Company: (i) is prevented from competing in any market or with any third party or otherwise prevented from conducting any business in any manner; (ii) granted any exclusive rights; or (iii) has covenanted not to enforce any right or sue any third party.

Section 2.14 Interested Party Transactions. Except as listed on Section 2.14 of the Disclosure Schedule, no officer, director or shareholder of the Company (nor to the knowledge of the Company any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest), has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that the Company furnishes or sells, or proposes to furnish or sell; or (ii) any interest in any entity that purchases from or sells or furnishes to the Company, any goods or services; or (iii) a beneficial interest in any Contract to which the Company is a party; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an interest in any entity for purposes of this Section 2.14.

Section 2.15 Governmental Authorization. Section 2.15 of the Disclosure Schedule lists each consent, license, permit, grant or other authorization (i) pursuant to which the Company currently operates or holds any interest in any of its properties, or (ii) which is required for the operation of the Company’s business as currently conducted or the holding of any such interest (collectively, the “Company Authorizations”) has been issued or granted to the Company. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business as currently conducted or own, operate, use or maintain any interest in its properties or assets in the manner in which they are now owned, operated, used or maintained. All required filings with respect to the Company Authorizations have been timely made and all required applications for renewal thereof have been timely filed.

Section 2.16 Litigation. There is no action, suit, claim or proceeding of any nature pending, or to the Knowledge of the Company, Seller or COA threatened, against the Company, its properties (tangible or intangible) or any of its officers or directors, nor to the Knowledge of the Company, is there any reasonable basis therefor, except as listed on Section 2.16 of the Disclosure Schedule. There is no investigation or other proceeding pending, or to the Knowledge of the Company, Seller or COA threatened, against the Company, any of its properties (tangible or intangible) or any of its officers or directors by or before any Governmental Entity, nor, to the Knowledge of the Company, Seller or COA is there any reasonable basis therefor. No Governmental Entity has at any time challenged or questioned the legal right of the Company to conduct its Business or operations as presently or previously conducted.

Section 2.17 Accounts Receivable/Inventory.

(a) The Company has made available to Purchaser a true, correct and complete list of all accounts receivable and notes receivable of the Company as of the date of the Unaudited Financials and as of November 30, 2005, together with a range of days elapsed since invoice evidencing such accounts or the making of such notes which shall be included as Section 2.17(a) of the Disclosure Schedule.

(b) All of the Company’s accounts receivable and notes receivable arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, and are collectible except to the extent of reserves therefore set forth in the Unaudited Financials or, for any such receivables arising subsequent to the date of the Unaudited Financials, as reflected on the books and records of the Company (which are prepared in accordance with GAAP consistently applied).

(c) No person or entity has any Lien on any of the Company’s accounts receivable or notes receivable and no request or agreement for deduction, discount, credit or rebate, in whole or in part, has been made with respect to any of the Company’s accounts receivable or notes receivable.

(d) All of the Company’s inventories reflected on the Unaudited Financials and the Company’s books and records were purchased, acquired or produced in the ordinary and regular course of business and in a manner consistent with the Company’s regular inventory practices and are set forth on the Company’s books and records in accordance with the practices and principles of the Company consistent with the method of treating said items in prior periods. None of the inventory reflected on the Unaudited Financials or on the Company’s books and records (in either case net of the reserve therefore) is obsolete, defective or in excess of the needs of the business of the Company reasonably anticipated for the normal operation of its business consistent with past practices and outstanding customer contracts. The presentation of inventory on the Unaudited Financials conforms to GAAP consistently applied and such inventory is stated at the lower of cost (determined using the first-in, first-out method) or net realizable value. The Parties will conduct a review of the Company’s inventory not more than five (5) business days prior to the Closing Date.

Section 2.18 Minute Books. The minutes of the Company made available to Purchaser are the only minutes of the Company and contain true, complete and correct summaries of all meetings of the boards of directors (or committees thereof) of the Company and its shareholder or actions by written consent since the time of incorporation of the Company.

Section 2.19 Environmental Matters.

(a) Hazardous Material. Except as set forth in Section 2.19(a) of the Disclosure Schedule, the Company has not, except in material compliance with applicable environmental laws: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased, or (ii) released any amount of any substance that has been designated by any Governmental Entity or by applicable foreign, federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a “Hazardous Material”), but excluding office and janitorial supplies. No Hazardous Material is present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased, except in material compliance with applicable environmental laws.

(b) Hazardous Materials Activities. The Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to herein as “Hazardous Materials Activities”), except in material compliance with applicable rules, regulations, treaties and statutes for the regulation and control of Hazardous Materials or any Hazardous Material Activity.

(c) Permits. The Company currently holds all environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) necessary for the conduct of the Company’s Hazardous Material Activities, respectively, and other businesses of the Company as such activities and businesses are currently being conducted or proposed to be conducted, including without limitation all required air quality and discharge permits. The Company has delivered to Purchaser copies of all environmental assessments, audits, studies, and other environmental reports in its possession relating to the Company or any of its current or former properties or operations. The change of control contemplated by this Agreement will have no effect on the Company’s

Environmental Permits and the Company will not be required to apply or reapply for any existing Environmental Permits solely on account of the change of control.

(d) Environmental Liabilities. To the Knowledge of the Company, Seller or COA, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or threatened, concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or which would cause the Company to incur any Environmental Liabilities. Neither the Company nor any Principal Officer/Shareholder has any Knowledge of any fact or circumstance that could involve the Company or any Principal Officer/Shareholder in any environmental litigation or would lead to the imposition against the Company or any Principal Officer/Shareholder of any Environmental Liabilities. The Company is in material compliance with all applicable environmental laws.

(e) National Priorities List. Neither the Company nor any Subsidiary has been identified as a potentially responsible party on any federal or state National Priorities List site.

Section 2.20 Brokers’ and Finders’ Fees. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. Section 2.20 of the Disclosure Schedule sets forth the principal terms and conditions of any agreement, written or oral, with respect to such fees.

Section 2.21 Employee Benefit Plans and Compensation.

(a) Section 2.21(a) of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans which currently are or have been sponsored, maintained, contributed to, or required to be contributed to, by any of Seller, the Company, or an ERISA Affiliate, or for which any of Seller, the Company, or an ERISA Affiliate has, or has had, any obligation or any liability of any nature, contingent or otherwise, or for which there is a reasonable expectation of such obligation or liability, on or before the Closing Date, for the benefit of any present or former employees, retirees, directors or independent contractors (or their beneficiaries, dependents, or spouses) of any of Seller, the Company, or an ERISA Affiliate (individually a “Seller Plan” or collectively, the “Seller Plans”). There are no unwritten Seller Plans.

(b) Except as set forth in Section 2.21(b) of the Disclosure Schedule, each Seller Plan is and has been in full force and effect in accordance with its terms and is and has been, and each plan administrator and Fiduciary of each such Seller Plan is and has been, in compliance (both in form and operation) with all applicable requirements of ERISA and other applicable laws, regulations and rulings, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996, as amended and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). No act or omission has occurred and no condition exists with respect to any Seller Plan that would subject either Company or Purchaser to any fine, penalty, tax or liability of any kind imposed under ERISA, the Code, or other applicable law following the Closing Date.

(c) Except as set forth on Section 2.21(c) of the Disclosure Schedule, none of Seller, the Company, or any ERISA Affiliate has, or could have, any liability to a Seller Plan, (other than for premiums or contributions that are not yet due), a governmental agency or any other Person in respect of any Seller Plan, that could be expected to have, individually or in the aggregate, any effect on the Company or Purchaser on or after the Closing Date.

(d) No Seller Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) The only Seller Plans that are or have been Employee Pension Benefit Plans as set forth on Section 2.21(e) of the Disclosure Schedule as such (the “Seller Pension Plans”). With respect to those Seller Pension Plans that are, or have been, intended to be qualified under Section 401(a) of the Code, such Seller Pension Plans have received a favorable determination or opinion letter from the Internal Revenue Service to the effect that each Seller Pension Plan is qualified and exempt from taxes under Sections 401(a) and 501(a), respectively, of the Code. Such determination or opinion letters cover all amendments to the Code affected by the Tax Reform Act of 1986 and subsequent legislation. No such determination or opinion letter has been revoked, nor has any event or omission occurred since the date of any Seller Pension Plan’s most recent determination or opinion letter or application therefore that would adversely affect its qualification or increase its cost. Except as set forth on Section 2.21(e) of the Disclosure Schedule, there has been no termination or partial termination, as defined in Section 411(d) of the Code and the regulations thereunder, of any Seller Pension Plan.

(f) No Seller Pension Plan or any trust created under one of Seller Pension Plans or any trustee, administrator or sponsor thereof, has engaged in a “prohibited transaction” as that term is defined in Section 4975(c)(1) of the Code, which could subject Seller Pension Plan, trust, trustee, administrator or sponsor thereof, or any party dealing with Seller Pension Plan or any such trust to the tax or penalty on prohibited transactions imposed by said Section 4975, nor is any Fiduciary of any Seller Pension Plan acting in a manner which constitutes, or has constituted, a breach of its fiduciary duty, as set forth in ERISA.

(g) None of Seller Pension Plans has been subject to Section 302 or Title IV of ERISA or Section 412 of the Code. None of Seller, the Company, or any ERISA Affiliate either has or has had any liability or obligation of any nature to any Seller Plan, the Pension Benefit Guaranty Corporation, or any other Person arising directly or indirectly under Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA, or Section 412 of the Code. No transaction has been entered into by either Seller, the Company, or any ERISA Affiliate which has subjected or could subject Seller, the Company, or any ERISA Affiliate to any liability under Title IV of ERISA.

(h) None of Seller Pension Plans as set forth on Section 2.21(h) of the Disclosure Schedule has been a Multiemployer Plan.

(i) No contributions pursuant to Seller Pension Plans have been made in such amounts as would violate Section 404 of the Code.

(j) Seller, the Company, and each ERISA Affiliate have in force, and have had in force, sufficient bonding for every fiduciary who is or has been required to be bonded with respect to Seller Pension Plans. There does not exist any pending or, to the Knowledge of Seller, the Company, or any ERISA Affiliate, threatened suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or threatened, anticipated or expected to be asserted with respect to any Seller Plan or any related trust or other funding medium thereunder or with respect to Seller, the Company, or any ERISA Affiliate, as the sponsor or Fiduciary thereof, or with respect to any other Fiduciary thereof. No Seller Plan or any related trust or other funding medium thereunder or any Fiduciary thereof has been the subject of an audit, investigation or examination by a governmental or quasi-governmental agency.

(k) Each Seller Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated since January 1, 2005, in compliance with Section 409A of the Code and subsequent guidance.

(l) None of Seller, the Company, or any ERISA Affiliate has any commitment, intention or understanding to create, terminate or adopt any new Seller Plan, and since the beginning of the current fiscal year of Seller, no event has occurred and no condition or circumstance has existed that reasonably would be expected to result in an increase in the benefits under, or the expense of, maintaining a Seller Plan from the level of benefits or expense incurred for the most recently completed fiscal year of Seller.

(m) Except as set forth on Section 2.21(m) of the Disclosure Schedule, the execution of, and performance of the transactions contemplated by, this Agreement will not (either along with or upon the occurrence of any additional or subsequent events) constitute an event under any Seller Plan or agreement that will or may reasonably be expected to result in any payment (whether severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting or increase in benefits or obligation to fund benefits under any Seller Plan with respect to any employee, former employee or director of the Company. No payment or benefit which will or may be made by Seller, the Company, or any ERISA Affiliate with respect to any employee, former employee, or director of the Company will be characterized as an “parachute payment” (within the meaning of Section 280G of the Code).

(n) None of the assets of any Seller Plan is or has been invested in any property constituting employer real property or any employer security within the meaning of Section 407(d) of ERISA.

(o) None of Seller Plans promises or provides, or has promised or provided, medical or other welfare benefits, including but not limited to any retiree benefits, to any Person (or such Person’s dependent, spouse, or beneficiaries) after such Person’s termination of employment with Seller, the Company, or any ERISA Affiliate, except as required by COBRA.

(p) A true, correct and complete copy of each existing Seller Plan, including any amendments thereto, has been furnished to Purchaser along with the most recent favorable determination letter or opinion letter issued by the Internal Revenue Service, if any, with respect to each of Seller Plans intended to be qualified under Section 401(a) of the Code, the two most recent annual reports (on Form 5500 series) required to be filed with respect to each of Seller Plans, if any, and such additional documents related to Seller Plans as are reasonably requested by Purchaser prior to the Closing Date.

(q) Employment Matters.

(i) The Company (1) is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its employees, (2) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to its employees, (3) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing, and (4) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(ii) No work stoppage or labor strike against the Company is pending or, to the Knowledge of the Company, threatened, or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any of its employees. Except as set forth in Section 2.21(q) of the Disclosure Schedule, are no actions, suits, claims, labor disputes or grievances pending, or to the Knowledge of the Company, threatened, or reasonably anticipated relating to any labor, safety or discrimination matters involving any of its employees, including, without limitation, charges of unfair labor practices or discrimination complaints. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to its employees and no collective bargaining agreement is being negotiated by the Company.

(iii) To the Knowledge of the Company, Seller or COA, no shareholder, officer, employee or consultant of the Company is obligated under any contract or agreements subject to any judgment, decree or order of any court or administrative agency that would interfere with such person’s efforts to promote the interests of the Company or that would interfere with the Business. Neither the execution nor delivery of this Agreement, nor the carrying on of the Business as presently conducted or proposed to be conducted nor any activity of such officers, directors, employees or consultants in connection with the carrying on of the Business as presently conducted or currently proposed to be conducted, will, to the Knowledge of the Company, Seller or COA conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, employees or consultants is now bound.

Section 2.22 Insurance. Section 2.22 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company or any Affiliate. All such policies are in full force and effect, all premiums due with respect thereto have been paid or accrued, and the Company has received no notice of cancellation or termination with respect to any such policy. None of Seller, COA or the Company has received notification that material changes are required in the conduct of the business of the Company as a condition to the continuation of coverage under or renewal of any such policy.

True, correct and complete copies of such insurance policies have been made available to Purchaser. Said policies are those of Seller, and Company shall be removed from said policies effective upon the date of Closing. Purchaser shall obtain all necessary insurance policies for Company effective as of Closing. Set forth in Section 2.22 of the Disclosure Schedule is a list and description of every pending claim filed by the Company or any Affiliate under such policies or bonds.

Section 2.23 Compliance with Laws; Building Code Liabilities.

(a) The Company conforms to all applicable statutes, codes, ordinances, licensing and permitting requirements, laws, rules and regulations, except for such minor violations as do not impair or interfere with the Business or the Company’s operations. The Company has complied in all material respects with all statutes, codes, ordinances, licensing and permitting requirements, laws, rules, regulations, decrees, awards or orders applicable to the Business or its operations, including those relating to employment, occupational safety and health, environmental matters, employee benefits, the production, marketing, sale and distribution of products, labeling of products, trade regulation, antitrust, warranties and control of foreign exchange; and there will not be any liability arising from any violations thereof. No notice from any governmental body or other person of any violation of any statute, code, ordinance, law, rule or regulation or requiring or calling attention to the necessity of any repairs, installation or alteration in connection with the Business, the Company’s operations or its products has been received.

(b) The Company has obtained from employees and retains in its files all documentation necessary to comply with statutes, rules and regulations regarding employment of individuals who are not citizens or lawful residents of the United States.

(c) The Company has constructed and installed all of its products in full and complete compliance with all applicable laws and building codes, published industry standards and applicable permitting and licensing requirements and in accordance with the specifications set forth in the applicable contractual commitments and all express and implied warranties (the “Building Standards”). There are no Product Liabilities with respect to any of the products produced by the Company. Neither the Company, Seller nor COA has any knowledge of any fact or circumstance that would lead to the imposition against the Company of any Product Liabilities.

Section 2.24 Manufacturer’s Representatives and Suppliers.

(a) Section 2.24(a) of the Disclosure Schedule sets forth a true, correct and complete list of (i) all manufacturer’s representatives, distributors, sales agents or franchisees and any other person authorized to purchase and resell products of the Business (the “Manufacturer’s Representatives”), and a complete and accurate description of the Company’s relationship with each, and (ii) all agreements and understandings (verbal or written) with each Manufacturer’s Representative, true, correct and complete copies of which have been previously delivered to Purchaser.

(b) All sales contracts and orders with Manufacturer’s Representative and suppliers were entered into in the ordinary course of business for usual quantities and at commercial prices.

Section 2.25 Warranties; Indemnities.

(a) Except for the warranties and indemnities contained in those contracts and agreements set forth in Sections 2.12(g) and 2.25(a) of the Disclosure Schedule and warranties implied by law, the Company has not given any warranties or indemnities relating to products or technology sold or services rendered by the Company. No products manufactured, distributed, sold or delivered by the Company are now subject to any guarantee, warranty, claim for product liability, or patent or other indemnity, other than those set forth in Section 2.25(a) of the Disclosure Schedule. There have not been any material deviations from warranties and guaranties currently in effect with respect to Company products and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents nor any dealer/builder or installer is authorized to undertake obligations to any customer or to other third parties in excess of warranties or guaranties provided by Company or any of its subsidiaries currently in effect with respect to its products.

(b) Intentionally left blank.

(c) Except as set forth in Section 2.25(c) of the Disclosure Schedule, there is no action, suit, claim or proceeding of any nature pending, or to the Knowledge of the Company threatened, against or involving the Company relating to any product designed, manufactured, sold or installed by the Company and alleged to have been: (i) defective or improperly designed or manufactured; or (ii) designed, manufactured or installed in violation of any Building Standard, nor to the Knowledge of the Company, is there any reasonable basis therefore. Except as set forth in Section 2.25(c) of the Disclosure Schedule, there is no pending, or to Company’s knowledge, threatened recall or investigation of any product sold by the Company in connection with the Business.

Section 2.26 Complete Copies of Materials. The Company has delivered or made available true, correct and complete copies of each document (or summaries of same) referenced, listed, described or required to be disclosed on the Disclosure Schedule.

Section 2.27 Representations Complete. Neither any of the representations or warranties made by the Company (as modified by the Disclosure Schedule) in this Agreement, nor any statements made in any exhibit, schedule or certificate furnished by the Company or pursuant to this Agreement contains or will contain at the Closing Date, any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading. The information furnished on or in any documents mailed, delivered or otherwise furnished to the Company’s shareholder in connection with the solicitation of its consent to this Agreement, will not contain, at or prior to the Closing Date, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company and Coachmen that on the date hereof and as of the Closing Date, as though made at the Closing Date, as follows:

Section 3.1 Organization, Standing and Power. Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the limited liability company power to own its properties and to carry on its business as now being conducted. Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed would have a Material Adverse Effect on Purchaser.

Section 3.2 Authority. Purchaser has all requisite limited liability company power and authority to enter into this Agreement and any Related Agreements to which Purchaser is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement and any Related Agreements to which Purchaser is a party have been duly executed and delivered by Purchaser and constitute the valid and binding obligations of Purchaser enforceable in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

Section 3.3 No Conflict. The execution and delivery by Purchaser of this Agreement and any Related Agreement to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the certificate of formation or operating agreement of Purchaser, (ii) any Contract to which Purchaser or any of its properties or assets (including intangible assets) is subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or any of its properties (tangible or intangible) or assets.

Section 3.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, or any third party is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and any Related Agreements to which Purchaser is a party or the consummation of the transactions contemplated hereby and thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have a Material Adverse Effect on Purchaser.

Section 3.5 Brokers’ and Finders’ Fees. Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

ARTICLE IV

CONDUCT PRIOR TO THE CLOSING DATE

Section 4.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, the Company and COA agree to use their best efforts to cause the Company, except to the extent that Purchaser shall otherwise consent in writing, to carry on the Business in the usual, regular and ordinary course consistent with past practices as heretofore conducted, to pay the debts and Taxes of the Company when due, to pay or perform other liabilities when due, and, to the extent consistent with such Business, shall, consistent with past practice and policies, preserve intact the Company’s present business organizations, keep available the services of the Company’s present officers and key employees listed on Exhibit C (the “Key Employees”) and preserve the Company’s relationships with customers, suppliers, distributors, licensors, licensees, dealer/builders, installers, and others having business dealings with it, all with the goal of preserving unimpaired the Company’s goodwill and ongoing businesses at the Closing Date. The Company and COA shall promptly notify Purchaser of any event or occurrence or emergency not in the ordinary course of business of the Company and any material event involving the Company. Except as expressly contemplated by this Agreement as set forth in Section 4.1 of the Disclosure Schedule, the Company shall not, without the prior written consent of Purchaser:

(a) make any expenditures or enter into any commitment or transaction exceeding Ten Thousand Dollars ($10,000) individually or Sixty Thousand Dollars ($60,000) in the aggregate or any commitment or transaction of the type described in Section 2.8 hereof;

(b) make any purchases, or enter into any Contract to purchase, any inventory, except any inventory purchased in accordance with an inventory purchase plan previously approved by Purchaser;

(c) (i) sell, license or transfer to any person or entity any rights to any Company Intellectual Property or enter into any agreement with respect to any Company Intellectual Property with any person or entity or with respect to any Intellectual Property of any person or entity, other than customary licenses and agreements in the ordinary course of business, (ii) buy or license any Intellectual Property or enter into any agreement with respect to the Intellectual Property of any person or entity, other than customary licenses and agreements in the ordinary course of business, (iii) enter into any agreement with respect to the development of any Intellectual Property with a third party, other than agreements in the ordinary course of business, (iv) or change pricing or royalties charged by the Company to its customers or licensees, or the pricing or royalties set or charged by persons or entities who have licensed Intellectual Property to the Company;

(d) enter into or amend any Contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of the Company;

(e) amend or otherwise modify (or agree to do so), except in the ordinary course of business, or violate the terms of, any of the Contracts set forth or described in the Disclosure Schedule;

(f) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock, or split, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or options, warrants or other rights exercisable therefore);

(g) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue or purchase any such shares or other convertible securities;

(h) cause or permit any amendments to the articles of incorporation, bylaws or other organizational documents of the Company;

(i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business;

(j) except as allowed pursuant to Section 4.1 hereof, sell, lease, license or otherwise dispose of any of its properties or assets, except properties or assets which are not Intellectual Property and only in the ordinary course of business and consistent with past practices;

(k) incur any indebtedness or guarantee any indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(l) grant any loans to others or purchase debt securities of others or amend the terms of any outstanding loan agreement;

(m) grant any severance or termination pay (i) to any director or officer of Seller, or (ii) to any other employee except consistent with prior practices of the Company as disclosed in the Disclosure Schedule;

(n) adopt or amend any employee benefit plan, or enter into any employment contract or, except as otherwise contemplated by this Agreement, non-competition agreement, pay or agree to pay any special bonus or special remuneration to any director, officer, employee, or shareholder, or, increase the salaries or wage rates of its employees except payments made pursuant to standard written agreements in place on the date hereof and disclosed in the Disclosure Schedule;

(o) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

(p) pay, discharge or satisfy, in an amount in excess of Ten Thousand Dollars ($10,000) in any one case, or Thirty Thousand Dollars ($30,000) in the aggregate, any Liability other than the payment, discharge or satisfaction in the ordinary course of business of Liabilities reflected or reserved against in the Unaudited Financials;

(q) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r) enter into any strategic alliance or joint marketing arrangement or agreement;

(s) except in a manner consistent with the Company’s past practices, hire, terminate or enter into settlement agreements with any employees, or (ii) encourage any employees to resign from the Company; or

(t) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(s) hereof, or any other action that would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform their respective covenants hereunder.

Section 4.2 No Solicitation. Until the earlier of (i) the Closing Date, or (ii) the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, none of COA, CBI or the Company shall (nor shall the Company permit, as applicable, any of its officers, directors, employees, shareholder, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than Purchaser and its designees: (a) solicit, encourage, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the Business, properties or technologies, or any Company Capital Stock (whether or not outstanding), whether by merger, purchase of assets, tender offer or otherwise, or effect any such transaction; (b) disclose any information not customarily disclosed to any person or entity concerning the Business, technologies or properties, or afford to any person or entity access to their respective properties, technologies, books or records, not customarily afforded such access; or (c) assist or cooperate with any person or entity to make any proposal to purchase all or any portion of the Company Capital Stock or assets of the Company, other than inventory in the ordinary course of business; or (d) enter into any agreement with any person or entity providing for the acquisition of the Company, whether by Merger, purchase of assets, tender offer or otherwise. In the event that the Company or any of the Company’s affiliates shall receive, prior to the Closing Date or the termination of this Agreement, any written offer or proposal of the type referenced in clause (a) or (c) above, or any request for disclosure or access pursuant to clause (b) above, excluding email inquiries regarding the status of this transaction, the

Company shall immediately notify Purchaser thereof, including information as to the identity of the offer or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Purchaser may reasonably request. Any such written offer, proposal or request having already occurred after the effective date of the letter of intent dated as of February 1, 2006 by and between Purchaser and COA shall be identified in Section 4.2 of the Disclosure Schedule. The Parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the Parties hereto that Purchaser shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Purchaser may be entitled at law or in equity. This Section 4.2 shall be void and of no effect unless Purchaser has not secured a letter of financing acceptable to Seller and executed by Purchaser and a financier with terms acceptable to Purchaser in the amount of at least Nine Million Dollars ($9,000,000) on or before March 10, 2006.

Section 4.3 Break-Up Fee. If (a) the Company breaches any provisions of Section 4.2 above or the Company provides to Purchaser written notice that this Agreement is terminated in the absence of a material breach of the representations and warranties of Purchaser under Article III hereof and (b) within twelve (12) months after the later of the date of such termination or the Termination Date, as the case may be, Company signs a letter of intent or other agreement relating to the acquisition of a material portion of the Company Capital Stock or of the Company, its assets, or Business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory or immaterial portions of the Company’s assets in the ordinary course) and such transaction is ultimately consummated, then, immediately upon the closing of such transaction, the Company will pay to Purchaser the sum of Five Hundred Thousand Dollars ($500,000) and Seller shall repay any of the Purchase Price received from Purchaser. This fee and any repayment will serve as the exclusive remedy to Purchaser under this Agreement in the event of a breach by the Company of the provisions of Section 4.2 above. However, this Section 4.3 shall not apply if Seller terminates this Agreement as a result of Purchaser’s failure to close by March 31, 2006 and Seller (i) has met all the conditions set forth in Section 6.1 hereof and (ii) desires to consummate the transactions contemplated hereby.

Section 4.4 Disposition of Certain Assets. Prior to the Closing, the Company will dispose of the assets as set forth on Section 4.4 of the Disclosure Schedule on terms and conditions acceptable to Purchaser. The Cash Payment shall be reduced by an amount equal to the difference between the book value of any asset disposed of by the Company pursuant hereto and any payment (whether in the form of cash and/or property) received by the Company therefore.

Section 4.5 Additions to and Modification of Company Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, the Company has delivered a Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to Purchaser such additions to or modifications of any sections of the Disclosure Schedule necessary to make the information set forth therein true, accurate and in all material respects as soon as practicable after such information is available to the Company after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article II, nor limit the rights and remedies of Purchaser under this Agreement for any breach by the Company of such representation and warranties.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Shareholder Approval. This Agreement shall be submitted for approval to the Company’s boards of directors and to Seller as sole shareholder of the Company, and if required, to the boards of directors of COA. Approval of this Agreement and the transaction contemplated thereby can be by written consent or at a meeting to be called and held in accordance with the applicable provisions of Delaware law and the articles of incorporation and bylaws of the Company. Any such shareholder meeting shall be held as promptly as practicable and in any event within thirty (30) days from the date hereof and the Company shall disseminate to its shareholder all materials requires of it under law to be disseminated in connection with the consideration by the shareholder of this Agreement. The boards of directors of the Company shall recommend that the shareholder adopt and approve this Agreement at any such shareholder meeting and shall take all action necessary or helpful to secure a vote of the shareholder in favor sale of stock contemplated by this Agreement.

Section 5.2 Real Estate. Purchaser shall consummate the purchase of the Real Estate described on Schedule 5.2 of the Disclosure Schedule on or prior to the Closing. The purchase price for the Real Estate shall be Three Million Dollars ($3,000,000) in immediately available funds and a Purchaser Note substantially in the form as attached hereto as Exhibit A. Two Million Dollars ($2,000,000) of the Purchaser Note delivered at the Closing pursuant to Section 1.2(b) will be allocated towards the purchase of the Real Estate.

Section 5.3 Access to Information. The Company shall afford Purchaser and its accountants, counsel and other representatives, reasonable access during the period prior to the Closing Date to (a) all of the Company’s properties, books, contracts, commitments and records, including the Company’s source code, (b) all other information concerning the Business, properties and personnel (subject to restrictions imposed by applicable law) of the Company as Purchaser may reasonably request, and (c) all employees of the Company as identified by Purchaser. The Company agrees to provide to Purchaser and its accountants, counsel and other representatives copies of internal financial statements (including Tax returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate in accordance with the terms and provisions hereof.

Section 5.4 Confidentiality. Each of the Parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 5.3 hereof, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transaction contemplated hereby, shall be governed by the terms of the Nondisclosure Agreement effective as of October 10, 2005 between the Company and Opus Capital Partners, an affiliate of Purchaser, which is incorporated herein by this reference. Purchaser adopts the Nondisclosure Agreement and agrees to be bound by its terms as if it were an original signatory.

Section 5.5 Transaction Expenses. Purchaser and the Company will be responsible for and bear all of their respective costs and expenses incurred at any time in connection with pursuing or consummating the transaction.

(a) Purchaser shall promptly reimburse the Company for all of its reasonable out-of-pocket expenses incurred in connection with this Agreement up to a maximum of Fifty Thousand Dollars ($50,000), if:

(i) Purchaser terminates this Agreement other than as a result of any (1) breach by Seller of this Agreement, (2) Purchaser’s discovery that the Business or financial condition of the Company is materially and adversely different from that disclosed in the audited financials of COA and Unaudited Financials, (3) any Key Employee leaving the employ of the Company or indicating that they are going to so; (4) an environmental assessment of the Company’s facilities to the effect that the Company’s representations and warranties as to Environmental Matters contained in Section 2.19 hereof are not accurate in any material respect, (5) the existence of litigation involving the Company or the Company Capital Stock which has not been previously disclosed in writing to Purchaser; or

(ii) Purchaser has not secured a letter of financing acceptable to Seller and executed by Purchaser and a financier with terms acceptable to Purchaser in the amount of at least Nine Million Dollars ($9,000,000) on or before March 10, 2006; or

(iii) Purchaser fails to close by March 31, 2006 and Seller (i) has met all the conditions set forth in Section 6.1 hereof and (ii) desires to consummate the transactions contemplated hereby.

(iv) Seller and/or the Company shall promptly reimburse Purchaser for all of its reasonable out-of-pocket expenses incurred in connection with this Agreement up to a maximum of Fifty Thousand Dollars ($50,000) if Seller or the Company terminates this Agreement other than as a result of any (1) breach by Seller of this Agreement or (2) Purchaser’s failure to secure a letter of financing executed by Purchaser and a financier with terms acceptable to Purchaser in the amount of at least Nine Million Dollars ($9,000,000) on or before March 10, 2006 or (3) Purchaser fails to close by March 31, 2006 and Seller (i) has met all the conditions set forth in Section 6.1 hereof and (ii) desires to consummate the transactions contemplated hereby.

Section 5.6 Public Disclosure. Except as required by law or Securities and Exchange Commission regulation, neither party shall issue any statement or communication to any third party (other than their respective agents) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefore, without the consent of the other party, which consent shall not be unreasonably withheld, except that this restriction shall be subject to Purchaser’s obligation to comply with applicable securities laws.

Section 5.7 Tax Matters.

(a) Preparation and Filing of Tax Returns. Seller shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns in respect of the Company and Subsidiaries, its assets or activities that (i) are required to be filed on or before the Closing Date or (ii) are required to be filed after the Closing Date for Tax periods ending on or before the Closing Date. Notwithstanding the preceding sentence, Seller shall file or cause to be filed Tax Returns and other documentation with respect to transfer, documentary, sales, use, stamp, registration and other such Taxes incurred in connection with this Agreement when due. Seller shall permit Purchaser to review and comment on each such Tax Return described in the preceding two sentences prior to filing. Purchaser shall prepare or cause to be prepared and shall file or cause to be filed all other Tax Returns required of the Company and Subsidiaries or in respect of their assets or activities. Any such Tax Returns that include periods ending on or before the Closing Date or that include the activities of the Company and Subsidiaries prior to the Closing Date shall, insofar as they related to the Company or any of Subsidiaries prepared by Seller, be on a basis consistent with the last previous such Tax Returns filed in respect of the Company or any of Subsidiaries, unless Purchaser, as the case may be, concludes that there is no reasonable basis for such position. None of Purchaser, the Company, any of Subsidiaries, or Seller shall file any amended Tax Returns for any periods ending on or prior to the Closing Date with respect to the Company and any of Subsidiaries or any assets or activity of the Company or Subsidiaries, without the prior consent of Purchaser.

(b) Purchaser agrees that it will be responsible for preparing and filing all Tax Returns for the Company and Subsidiaries for Tax periods that begin before and end after the Closing Date (the “Straddle Period”).

(c) Payment of Taxes. Seller shall pay or cause to be paid all Taxes due (i) for all tax periods ending on or before the Closing Date and (ii) for that portion of any Straddle Period that ends on Closing Date. Notwithstanding the preceding sentence, Seller shall pay or cause to be paid all transfer, documentary, sales, use, stamp, registration other such Taxes and fees (including penalties and interest) incurred in connection with this Agreement when due. Purchaser agrees to pay all Taxes other than those described in the preceding two sentences.

(d) Tax Carry Forwards and Carry Backs. Purchaser shall cause the Company and Subsidiaries to elect, where permitted by law, to carry forward any net operating loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such an election, be carried back to a taxable period of the Company or any of Subsidiaries ending on or before the Closing Date in which the Company or any of Subsidiaries was included in a consolidated, combined or unitary Tax Return.

(e) Tax Refunds. If Seller is required to make an additional payment of Taxes in respect to any Tax period ending on or prior to the Closing Date or a pre-Closing Date Straddle Period (either directly to a governmental agency or to Purchaser as an indemnity payment under this Agreement) and, due to such payment (or an item giving rise to such payment), Purchaser or the Company or any of Subsidiaries obtains a deduction or credit, Purchaser shall pay to Seller an amount equal to the actual tax savings produced by such deduction or credit. Any deduction in credit not resulting in an actual tax savings for the taxable period to which it relates or for any earlier period shall be carried forward to succeeding taxable years until used to the extent permitted by law.

(f) Tax Cooperation. Seller and Purchaser each covenants and agrees to give prompt notice to each other of any proposed adjustment to Taxes relating to the Company or any of Subsidiaries if such proposed adjustment if made would give rise to any obligation of the other party (or any of its affiliates) (i) to pay such Tax (other than an obligation fully assumed by the party receiving notice) or (ii) to indemnify or reimburse the payor for such Tax (collectively, an “Applicable Liability”). Seller and Purchaser shall cooperate with each other, and shall cause their respective affiliates to cooperate) in the conduct of any audit or other proceedings involving an Applicable Liability. The entity on whom the tax is imposed shall control the proceedings relating to the Applicable Liability.

(g) Seller and Purchaser each covenants and agrees that so long as it retains any books, records and files relating to the business of the Company or any of Subsidiaries prior to the Closing Date or for any Straddle Period, each party shall provide the other party with reasonable access to such books, records and files to the extent that such other party reasonably requires access to prepare a Tax Return or to defend or a support a Tax position. Any party that receives access to books, records and files pursuant to this Section 5.7 shall have the right to copy or to have copied (at its cost and expenses) such books, records, and files to the extent they are reasonably required to prepare a Tax Return or defend or support a Tax position. Each party shall retain books, records and files necessary to support positions on Tax Returns to which this Agreement applies for a period of not less than three years after the applicable Tax Return is filed, and, if there is an extension of the statute of limitations for assessing Tax with respect to any such Tax Return or a proposed adjustment or litigation with respect to Taxes relating to any such Tax Return, for such other reasonable period of time as the other party may request. Seller shall provide Purchaser with such information as Purchaser may request from time to time to determine any tax attributes of the Company or any of Subsidiaries that may carry over after the Closing Date.

(h) Purchaser recognizes that Seller may need access to personnel of the Company or Subsidiaries and books and records of any successor to the Company or any of Subsidiaries to prepare Tax Returns for periods for which Seller owned the Company or Subsidiaries stock. Purchaser shall, or shall cause the Company and Subsidiaries to, provide Seller with reasonable access to personnel of the Company or any of Subsidiaries for such purposes and shall cause the employees of the Company or Subsidiaries to provide reasonable assistance as Seller may reasonably require. The amount of assistance required to be provided shall be consistent with the amount of assistance provided by the Company or Subsidiaries employees to Seller with respect to comparable Tax Returns filed before the Closing Date.

(i) Tax Indemnification. Seller shall indemnify and hold harmless Purchaser against all Taxes, including Taxes payable, for which the Company or any of Subsidiaries shall be liable (i) with respect to all tax periods (including short tax years) ending on or prior to the Closing Date and (ii) without duplication, as the result of the untruth or inaccuracy of any representation or warranty made by the Company or Subsidiaries or Seller in this Agreement or as the result of a breach of any covenant or agreement made by the Company or Subsidiaries or Seller in this Agreement. Purchaser shall as to Taxes in respect of which Seller have agreed to indemnify Purchaser, promptly inform Seller of, and permit the participation of Seller in, any investigation, audit or other proceeding by or with the Internal Revenue Service or any other taxing authority empowered to administer or enforce such a tax and will not consent to the settlement or final determination in such proceeding without the prior written consent of Seller (which consent shall not be unreasonably withheld).

(j) Tax Election.

(i) If Purchaser notifies Seller and COA prior to the Closing that it desires to make elections under Section 338(h)(10) of the Code, then Purchaser, Seller and COA shall timely make elections under Section 338(h)(10) of the Code, and any comparable elections, with respect to the purchase of the Shares and each Subsidiary’s stock, under any state or local income tax law (each a “Section 338(h)(10) Elections”). Purchaser shall (i) allocate the Purchase Price after reasonable consultation with Seller (the “Section 338 Asset Allocation”) and (ii) exchange, complete and properly execute copies of Internal Revenue Service Form 8023, the required schedules thereto, and comparable state forms and schedules, all of which have been prepared on a basis consistent with Purchaser’s Section 338 Asset Allocation. Seller and COA shall calculate gain or loss, if any, resulting from such elections in a manner consistent with the Section 338 Asset Allocation and shall not take any position which is inconsistent with the Section 338 Asset Allocation in any tax return or otherwise, provided however, Seller and COA shall be able to take into account its transaction costs related to the transactions contemplated hereby when calculating such gain or loss. Purchaser shall be able to take into account its transaction costs related to the transactions contemplated hereby. Purchaser will prepare and file all further documents and materials necessary in connection with making Section 338(h)(10) Elections, and Seller Seller and COA agree to assist Purchaser and cooperate with Purchaser in connection therewith. The Parties agree that no election other than the Section 338(h)(10) Elections with respect to the Company and Subsidiaries shall be made under Section 338 of the Code.

(ii) Purchaser, Seller and COA will prepare and file all tax returns and reports with respect to taxes including, if necessary, Internal Revenue Service Form 8594 and comparable state forms in a manner consistent with the Section 338(h)(10) Elections and the valuation of the assets set forth in the Section 338 Asset Allocation. All taxes imposed on the deemed sale of assets resulting from the Section 338(h)(10) Elections will be included in Seller’s and COA’s tax returns as applicable and will be paid by Seller and COA, as applicable.

Section 5.8 Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

Section 5.9 Notification of Certain Matters. The Company or Seller, as the case may be, shall give prompt notice to Purchaser of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date, and (b) any failure of the Company, Seller or COA to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (a) limit or otherwise affect any remedies available to the party receiving such notice or (b) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by the Company, Seller or COA pursuant to this Section 5.9, however, shall be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

Section 5.10 Additional Documents and Further Assurances. Each Party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

Section 5.11 Release of Liens. At the request of Purchaser, the Company shall enter into all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Purchaser, that are necessary or appropriate to evidence the release of all Liens on the assets of the Company except for the permitted Encumbrances listed on Section 5.11 of the Disclosure Schedule.

Section 5.12 Termination or Retention of 401(k) Plan Pre-Closing. The Company’s employees participate in a 401(k) plan sponsored by Seller. The Company will take all steps necessary to terminate its employees’ participation in the such plan on or prior to the Closing.

Section 5.13 RESERVED.

Section 5.14 Warranty Claims. Purchaser shall respond to all requests for and perform all warranty work at Purchaser’s expense for product sold prior to the Closing Date except where said warranty expense for said product exceeds the Company’s current warranty reserve in the amount of Three Hundred Two Thousand and Fifty Nine Dollars ($302,059) and where Purchaser provides sufficient documentation of costs that exceed the warranty reserve, and excluding discretionary work performed for customer as goodwill where not otherwise covered under the warranty.

Section 5.15 Assignment. Purchaser may assign this Agreement to an entity to be formed which is wholly owned by Purchaser or under common ownership with Purchaser for the purpose of acquiring the Company. At Closing, the ownership of such company shall include additional equity investors who are not currently affiliated with Purchaser.

Section 5.16 Maintenance of Certain Policies of Insurance. Purchaser agrees that prior to the Closing Date it will procure a binder for workman’s compensation coverage at such levels and amounts as appropriate, coverage to be effective as of the Closing Date. COA agrees to indemnify and hold the Company and Purchaser harmless from any fine, levy, assessment, tax or penalty imposed on the Company by any government agency regarding its insurance coverage, including workman’s compensation coverage which were incurred or assessed for periods prior to the Closing. COA agrees to indemnify and hold harmless Purchaser and the Company from any worker’s compensation claims existing as of the Closing Date up to the amount of the current reserve held by COA or any of its Subsidiaries for such claims or pursuant to the over-ride insurance policies identified in Section 2.22 of the Disclosure Schedule. For purposes of clarity, COA and/or its Subsidiaries shall control the defense and settlement of all worker’s compensation claims that COA is indemnifying Purchaser and the Company for pursuant to this Section 5.16. COA further agrees to indemnify and hold Purchaser and Company harmless for any levy, fine, assessment, tax or other charge arising out of the disallowance of benefits or deductions on account of transactions with Alembic, Inc., COA’s insurance company.

Section 5.17 Litigation Reimbursement. Notwithstanding any provision to the contrary in Section 5.16, COA agrees to fully indemnify and hold Purchaser and Company harmless from any costs, expenses or other Liability arising from or related to the IR Modular, Inc., Vanguard Modular or Lee Stuck claims described in Section 2.16 of the Disclosure Schedule. For purposes of clarity, COA and/or its Subsidiaries shall control the defense and settlement of all claims that COA is indemnifying Purchaser and the Company for pursuant to this Section 5.17.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the purchase of the Shares at the Closing shall be subject to the negotiation and execution of this Agreement and other customary ancillary agreements in addition to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Seller, COA and the Company in this Agreement shall have been true, correct and complete on the date they were made and shall be true, correct and complete on and as of the Closing Date as though such representations and warranties were made on and as of such time (other than the representations and warranties of Seller, COA or the Company as of a specified date, which will be true, correct and complete in all material respects as of such date), and (ii) Seller, COA and the Company shall have performed and complied in all material respects with all covenants, agreements and obligations under this Agreement required to be performed and complied with by such parties as of the Closing.

(b) Governmental Approval. Approvals from any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (if any) deemed appropriate or necessary by Purchaser shall have been timely obtained.

(c) Litigation. There shall be no action, suit, claim or proceeding of any nature pending, or overtly threatened, against Purchaser, Seller or the Company, their respective properties or any of their respective officers or directors, arising out of, or in any way connected with, the transaction contemplated by the terms of this Agreement.

(d) Third Party Consents. Purchaser shall have received all consents, waivers, approvals, and assignments listed in Section 6.1(d) of the Disclosure Schedule to this Agreement.

(e) Release of Liens. Purchaser shall have received from the Company a duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Purchaser, that are necessary or appropriate to evidence the release of all Liens set forth in Section 6.1(e) of the Disclosure Schedule except for the permitted Encumbrances listed on Section 5.11 of the Disclosure Schedule to this Agreement.

(f) Resignation of Directors. Purchaser shall have received a written resignation from each of the directors of the Company effective as of the Closing Date.

(g) No Material Adverse Effect. There shall not have occurred any event or condition of any character that has had, or is reasonably likely to have, a Material Adverse Effect on the Company since the date of this Agreement.

(h) Sales. The Company’s chief financial officer shall deliver a certificate at closing certifying that the Company’s sales at the time of Closing are commensurate to those observed as part of Purchaser’s due diligence.

(i) Real Estate. Purchaser shall have received title certificates with respect to the Real Estate to the extent requested by Purchaser’s title company.

(j) Employment and/or Non-compete Agreements. Each of the Key Employees shall, prior to the Closing Date, have executed and delivered to Purchaser an Employment and Noncompete Agreement in the form attached hereto as Exhibit D, and all of such agreements shall be in full force and effect. Seller shall use its reasonable efforts to encourage the Key Employees and/or consultants providing services to Company to work with Purchaser to develop mutually satisfactory terms of employments, such that he/she/they may continue to provide services to the Company.

(k) Certificate of the Company, Seller and COA. Purchaser shall have received a certificate, validly executed by or on behalf of each of the Company, Seller and COA to the effect that, as of the Closing:

(i) all representations and warranties made by the Company, Seller or COA, as the case may be, in this Agreement are true, correct and complete on and as of the Closing Date as though such representations and warranties were made on and as of such time (other than the representations and warranties of the Company, Seller or COA, as the case may be, as of a specified date, which will be true, correct and complete as of such date);

(ii) all covenants and obligations under this Agreement to be performed by the Company or Seller on or before the Closing have been so performed in all material respects; and

(iii) the conditions to the obligations of Purchaser set forth in this Section 6.1 have been satisfied (unless otherwise waived in accordance with the terms hereof).

(l) Certificate of Secretary of Company. Purchaser shall have received a certificate, validly executed by the Secretary of the Company, certifying as to (i) the terms and effectiveness the articles of incorporation and the bylaws of the Company, (ii) the valid adoption of resolutions of the boards of directors and shareholder of the Company approving this Agreement and the approval of the transactions contemplated hereby and that such approvals are in full force and effect without modification, and (iii) the incumbency of the officers of the Company executing this Agreement and the Related Agreements or other instruments or certificates relating hereto or thereto.

(m) Certificate of Good Standing. Purchaser shall have received current certificates of good standing with respect to the Company and each of its Subsidiaries from the Secretary of State of the State of Delaware, Indiana, and New York, as the case may be, and the appropriate authority in each other state in which the Company or its Subsidiaries is qualified to do business.

(n) Settlement of Outstanding Litigation. The Company shall have settled or shall otherwise no longer be subject to all actions, suits or proceedings of any nature pending, or to the Knowledge of the Company, threatened against the Company, its properties (tangible or intangible) or any of its officers or directors with no further potential liability to Purchaser or the Company, except as set forth on Section 6.1(n) to the Disclosure Schedule.

(o) Termination of 401(k) Plan and Benefits. The Company’s participation in the 401(k) Plan and all other Seller Plans shall cease on the date of Closing.

(p) Year-End Financials. Purchaser shall have received audited financial statements certified by Ernst & Young for the year-ended December 31, 2005 or a certificate from COA certifying to the accuracy and completeness of the Unaudited Financials.

Section 6.2 Conditions to Obligations of the Company and Seller. The obligations of the Company and Seller to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Purchaser in this Agreement (other than the representations and warranties of Purchaser as of a specified date, which will be true, correct and complete as of such date) shall be true, correct and complete in all material respects and as of the Closing Date as though such representations and warranties were made on and as of such time, and (ii) Purchaser shall have performed and complied in all material respects with all covenants, agreements and obligations of this Agreement required to be performed and complied with by such parties as of the Closing.

(b) Certificate of Purchaser. The Company shall have received a certificate executed on behalf of Purchaser by a corporate officer to the effect that, as of the Closing:

(i) all representations and warranties made by Purchaser in this Agreement are true, correct and complete in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such time (other than the representations and warranties of Purchaser as of a specified date, which will be true, correct and complete as of such date).

(ii) all covenants and obligations under this Agreement to be performed by Purchaser on or before the Closing have been so performed in all material respects.

(iii) the conditions to the obligations of the Company and Seller set forth in this Section 6.2 have been satisfied (unless otherwise waived in accordance with the terms hereof).

(c) Notes. Seller shall have received an executed Purchaser Note and Earn-out Note.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 7.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Seller and COA contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive the Closing Date for three (3) years; provided that the representations and warranties contained in Sections 2.2, 2.9, 2.11, 2.12 and 2.19 (with respect to matters of title and ownership only) shall survive indefinitely. The representations and warranties of Purchaser contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive the Closing Date for one (1) year. The covenants and agreements of the Parties contained in this Agreement shall survive indefinitely.

Section 7.2 Indemnification.

(a) Seller and COA shall jointly and severally indemnify and hold Purchaser and its officers, directors and affiliates, including the Company after the Closing (the “Purchaser Indemnified Parties”), harmless against all claims, losses, Liabilities, damages, judgments, settlements, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred or suffered by Purchaser Indemnified Parties, or any of them, directly or indirectly, as a result of (i) any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement (including without limitation any breach or inaccuracy of the representations and warranties set forth in Section 2.16 notwithstanding any disclosures relevant to Section 2.16 of the Disclosure Schedule), (ii) any failure by the Company to perform or comply with any covenant or agreement contained in this Agreement, (ii) any Product Liabilities arising out of product sold prior to the Closing Date, or (iii) instances of fraud committed by the Company, Seller or COA in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby, including without limitation, the failure by the Company, Seller or COA to disclose in all respects any Liability, Encumbrance, Environmental Liability, Product Liabilities or violation of a Building Standard. Notwithstanding the foregoing, neither Seller nor COA shall have an obligation to indemnify a Purchaser Indemnified Party for any Loss related to a breach of (i) or (ii) if such Purchaser Indemnified Party was aware of such breach at any time prior to the Closing Date provided that knowledge of the matter relating to such breach is acknowledged in writing on the Closing Date by Purchaser or such matter is otherwise disclosed in this Agreement or the Disclosure Schedule. The obligation of Seller and COA to indemnify a Purchaser Indemnified Party for Product Liabilities and fraud shall survive indefinitely. Seller and COA shall not have any right of contribution from the Company with respect to any Loss claimed by a Purchaser Indemnified Party after the Closing Date. The Company agrees to cooperate with Seller and COA to the fullest extent practicable in Seller’s or COA’s defense of any claim. Seller and COA shall be liable up to the aggregate value of the Cash Payment provided for in Section 1.2 for any material breaches of the representations and warranties; provided, however, that there shall be no limit on indemnification for Losses suffered by Purchaser as a result of any breach by Seller of any Tax representation in Section 2.9 or for any Liability arising from any Product Liabilities.

(b) Purchaser agrees to indemnify and hold Seller and COA (the “Seller Indemnified Parties”) and its officers, directors and affiliates harmless against all claims, losses, Liabilities, damages, judgments, settlements, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred or suffered by Seller Indemnified Parties (including the Company before the Closing), directly or indirectly, as a result of any breach or inaccuracy of a representation or warranty of Purchaser contained in this Agreement, or any failure by Purchaser to perform or comply with any covenant or agreement contained in this Agreement, or instances of fraud committed by Purchaser in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby. Purchaser liability under this Section 7.2(b) shall not exceed One Million Dollars ($1,000,000).

(c) Seller Indemnified Parties on the one hand and Purchaser Indemnified Parties on the other are sometimes referred to herein respectively as the “Indemnified Parties” or the “Indemnified Party.” Notwithstanding anything herein to the contrary, the amount of Loss any Indemnified Party is entitled to recover hereunder shall be net of any insurance proceeds with respect to the Loss or the event that was the subject of the Loss (except to the extent that the actual Loss incurred exceeds the amount of Loss for which indemnity is actually paid under this Section 7.2, and except to the extent that any such insurance proceeds exhaust insurance coverage that would otherwise be available to cover independent losses actually incurred). In the event an Indemnified Party receives any such insurance proceeds, the Indemnified Party shall promptly reimburse the Indemnifying Party for the amount of the insurance proceeds actually received by the Indemnified Party in respect of Losses for which the Indemnified Party obtained recovery under this Section 7.2, provided that in no event shall an Indemnified Party be required to reimburse an Indemnifying Party pursuant to this Section 7.2(c): (i) to the extent that the Loss actually incurred exceeds the indemnification payment actually received by the Indemnified Party with respect to such Loss, under this Section 7.2; or (ii) to the extent that any such insurance proceeds exhaust insurance coverage that would otherwise be available to cover independent losses actually incurred.

Section 7.3 Defense of Third-Party Claims. Each respective Indemnified Party shall, and Purchaser and Seller agree to use their reasonable best efforts to cause each respective Indemnified Party to, give prompt written notice to the other Indemnified Party (the “Indemnifying Party”) of the commencement or assertion of any action, proceeding, demand, or claim by a third party (collectively, a “Third-Party Action”) in respect of which such Indemnified Party shall seek indemnification hereunder. Subject to the last sentence of this Section 7.3, any failure so to notify the Indemnifying Party shall not relieve such Indemnifying Party from any liability that it may have to such Indemnified Party under this Article VII unless and to the extent the failure to give such notice materially and adversely prejudices such Indemnifying Party. The Indemnifying Party shall have the right to assume control of the defense of, settle, or otherwise dispose of such Third-Party Action on such terms as they deem appropriate; provided, however, that:

(a) The Indemnified Party shall be entitled, at his, her, or its own expense, to participate in the defense of such Third-Party Action;

(b) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into or making any settlement, compromise, admission, or acknowledgment in respect of the validity of such Third-Party Action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief could be imposed against the Indemnified Party or if, in the reasonable opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment could have a material adverse effect on its business or, in the case of an Indemnified Party who is a natural person, on his or her assets or interests;

(c) No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such Third-Party Action unless such Third-Party Action is initiated by a Governmental Entity; and

(d) The Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its or their own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any Third-Party Action (i) as to which the Indemnifying Party fails to assume the defense thereof within a reasonable length of time or (ii) to the extent the Third-Party Action seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party.

Section 7.4 Equitable Remedies. The Parties recognize that the subject matter of this Agreement is unique and that irreparable harm could result in the event of a breach or threatened breach of this Agreement for which money damages would be inadequate. Accordingly, in addition to the indemnification remedies provided for in this Article VII, a Party shall be entitled to equitable remedies, including specific performance and injunctive relief, in the event of any breach or threatened breach of this Agreement by another Party hereto.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Except as provided in Section 8.2 hereof, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual, written agreement of the Company and Purchaser;

(b) by Purchaser or by Seller or the Company, if the Closing Date shall not have occurred by March 31, 2006, provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the stock purchase to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(c) by Purchaser, by Seller or by the Company if: (i) there shall be a final non-appealable order of a federal or state court in effect preventing consummation of the sale, or (ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Closing by any Governmental Entity that would make consummation of the sale illegal;

(d) by Purchaser if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Sale by any Governmental Entity, which would prohibit Purchaser’s ownership or operation of any portion of the Business or the operations of the Company, or (ii) compel Purchaser or the Company to dispose of or hold separate all or a material portion of the Business or assets of the Company or Purchaser as subsequent to the Closing;

(e) by Purchaser if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 6.2(a) would not be satisfied and such breach has not been cured within ten (10) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

(f) by the Company if Purchaser is in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement such that the conditions set forth in Article VI would not be satisfied and such breach has not been cured within ten (10) calendar days after written notice thereof to Purchaser; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

(g) by the Company if Purchaser has not executed a letter of financing with a financier with terms acceptable to Purchaser in the amount of Nine Million Dollars ($9,000,000) on or before March 10, 2006; or

(h) by Purchaser at anytime prior to the Closing if Purchaser’s due diligence discloses any material change of circumstances.

Section 8.2 Effect of Termination. In the event of termination of this Agreement as set forth on Section 8.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, the Company or Seller, or their respective officers, directors or shareholders, if applicable; provided, however, that each Party hereto shall remain liable for any breaches of this Agreement prior to its termination; and provided further, however, that, the provisions of Sections 4.3, 5.2, 5.3 and 5.4 hereof, Article IX hereof and this Section 8.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

Section 8.3 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of Purchaser and on behalf of the Company.

Section 8.4 Extension; Waiver. At any time prior to the Closing, Purchaser, on the one hand, and the Company and Seller, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other Party hereto, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Notices. All notices and other communications hereunder shall be in writing, shall be effective when received, and shall in any event be deemed received and effectively given (i) upon delivery, if delivered personally or by commercial messenger or courier service, (ii) three (3) days after deposit in the U.S. mail, if delivered by registered or certified mail (postage prepaid, return receipt requested), (iii) one (1) business day after the day of facsimile transmission, if sent by facsimile with confirming copy by U.S. mail (first class, postage prepaid), or (iv) one (1) business day after the business day of deposit with Federal Express or similar carrier for overnight delivery, freight prepaid, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser, to:

MBSI Holdings, LLC

2651 N. Harwood Street

Suite 210

Dallas, Texas 75201

Attention: Howard A. Russell, Jr.

Telephone No.: (412) 576-4199

Facsimile No.: (775) 206-7982

with a copy to:

Patton Boggs LLP

2550 M Street, N.W.

Washington, DC 20037

Attention: Douglas C. Boggs, Esq.

Telephone No.: (202) 457-6103

Facsimile No.: (202) 457-6315

(b)	if to Seller, to:

Coachmen Industries, Inc.

2831 Dexter Drive

P. O. Box 3300

Elkhart, Indiana 46515

Attention: Richard M. Lavers, Chief Financial Officer and General Counsel

Telephone No.: (219) 262-0123

Facsimile No.: (219) 262-8823

(c)	if to the Company (prior to the Closing), to:

Miller Building Systems, Inc.

58120 CR 3 South

Elkhart, IN 46587

Attention: Rick J. Bedell, President

Telephone No.: (785) 528-4163

Facsimile No.: (785) 528-4795

Section 9.2 Interpretation. The words include, includes and including when used herein shall be deemed in each case to be followed by the words without limitation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.3 Counterparts. This Agreement, the Related Agreements and all related certificates, instruments or documents deliverable hereunder may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement, the Related Agreements and all related certificates, instruments or documents that are transmitted and delivered by telecopy, e-mail or other electronic means shall be considered an original executed document, whether in counterpart form or otherwise.

Section 9.4 Entire Agreement; Assignment. This Agreement, the Exhibits hereto, the Disclosure Schedule, together with the Nondisclosure Agreement dated as of October 28, 2005 between Aldus Opus, an affiliate of Purchaser, and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (ii) are not intended to confer upon any other person or entity any rights or remedies hereunder, and (iii) shall not be assigned by operation of law or otherwise, except that Purchaser may assign its respective rights and delegate its respective obligations hereunder to any entity or entities that are wholly-owned by, affiliates of or under common ownership with Purchaser.

Section 9.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.6 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, as applied to contracts entered into and wholly to be performed within such state by residents thereof, without reference to the choice of law principals thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any of the federal district courts located within Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein unless otherwise provided herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Indiana for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

Section 9.8 Arbitration.

(a) Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by binding arbitration in accordance with the Federal Arbitration Act and the then prevailing Commercial Arbitration Rules of the American Arbitration Association (the “Rules”), and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Arbitration proceedings shall be conducted in Chicago, Illinois. Nothing herein shall prevent a Party from applying to and obtaining from any court of competent jurisdiction appropriate equitable relief to safeguard and protect such Party’s interest prior to, during or following the filing of any arbitration or other proceeding or pending the rendition of a decision or award in connection with any arbitration or other proceeding.

(b) The Parties shall take all actions within their control to insure that the arbitral proceeding is concluded in as rapid and efficient a manner as possible, and to that end, to the extent there are any options to elect time frames for procedural aspects of any arbitral proceeding, the parties shall select the shortest times permitted under the Rules. That being said, however, all the Parties acknowledge that the Rules shall control the arbitral proceedings.

(c) The prevailing Party in the arbitration shall be entitled, in addition to such other relief as may be granted its attorney’s fees and costs from the non-prevailing Party.

Section 9.9 Rules of Construction. The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 9.10 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, Purchaser Indemnified Parties and Seller Indemnified Parties, and their respective successors and permitted assigns.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Purchaser, the Company, and Seller have caused this Agreement to be signed, all as of the date first written above.

MBSI HOLDINGS, LLC,
a Delaware limited liability company

By:	Howard A. Russell, Jr.
Title:	Authorized Manager

COACHMEN INDUSTRIES INC.,
an Indiana corporation

By:
Title:

CONSOLIDATED BUILDING INDUSTRIES, LLC
an Indiana limited liability company

By:
Title:

MILLER BUILDING SYSTEMS, INC.,
a Delaware corporation

By:
Title:

EXHIBIT A

FORM OF PURCHASER NOTE

EXHIBIT B

FORM OF EARN-OUT NOTE

EXHIBIT C

LIST OF KEY EMPLOYEES OF THE COMPANY

1.	Rick J. Bedell

2.	Robert Winks

3.	Mike Ploutz

4.	Jim Metzler

5.	John Fisher

6.	Neal Moss

EXHIBIT D

FORM OF EMPLOYMENT AND NONCOMPETE AGREEMENT

EXHIBIT E

FORM OF STANDARD CONFIDENTIALITY AGREEMENT

APPENDIX I

DEFINITIONS

(a)	The following terms, as used in this Agreement, have the following meanings:

“Business” means the manufacturing of temporary and permanent commercial and institutional buildings, including but not limited to, banking and medical facilities, testing laboratories, retail stores and shopping centers, restaurants, motels and retirement and condominium communities.

“Contract” means any mortgage, indenture, lease, contract, covenant or other agreement, instrument or commitment, permit, concession, franchise or license to which a Party is subject.

“Employee Benefit Plan” means (a) any Employee Pension Benefit Plan, (b) any Employee Welfare Benefit Plan, and (c) any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including, without limitation, any Multiemployer Plan, employment agreement, insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation, one or more of the Severance Plans or other forms of incentive compensation or post-retirement compensation.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(l).

“Employment and Noncompete Agreements” means the employment and noncompete agreement by and between Purchaser and each of Rick J. Bedell, Robert Winks, Mike Ploutz, Jim Metzler, John Fisher and Neal Moss substantially in the form of Exhibit D to be executed at the Closing.

“Encumbrance” means any mortgage, claim, obligation, Liability, charge, Lien, right of way, easement, encroachment, covenant, option, pledge, call, commitment, security interest, conditional sales agreement, right of first option, right of first refusal or similar restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Liabilities” means any and all Liabilities arising in connection with or in any way relating to the Company or its Business or any activities or operations occurring or conducted at or in connection with the ownership or operation of the Real Estate or any other real property or facility now or previously owned, leased or operated by the Company or any of its subsidiaries in connection with the Business, the Company’s operations (as previously or presently conducted) or otherwise (including, without limitation, offsite disposal), which arise under or relate to any environmental law, or any health and safety law, but only to the extent such Liabilities arise out of actions occurring or conditions existing prior to the Closing Date.

“EBITDA” means “EBITDAR” as defined in the Loan and Security Agreement dated as of March 31, 2006 by and among Purchaser and the other Borrowers (as defined therein) and Fifth Third Bank (Chicago).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which, with respect to Seller or the Company, is or has been a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes Seller or the Company.

“Fiduciary” has the meaning set forth in ERISA §3(21).

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

“Knowledge” when used with reference to the Knowledge of the Company, means the actual knowledge, after reasonable investigation, of Rick J. Bedell, President and/or Robert Winks, Vice President, Controller. When used with reference to Knowledge of Seller or Knowledge of COA, means the actual knowledge, after reasonable investigation, of Richard M. Lavers, Chief Financial Officer and General Counsel, and Claire Skinner, President and Chief Executive Officer, Colleen Zuhl, Chief Administrative Officer.

“Liabilities” means any Liability, Lien, indebtedness, obligation, expense, claim, damage, loss, cost, expense, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured, determined, determinable or otherwise (whether or not required to be reflected in its financial statements in accordance with GAAP).

“LIBOR” means the fluctuating rate of interest calculated on a daily basis equal to the one-month rate of interest appearing on Reuters Screen Page LIBO Page as the one-month London interbank offered rate for deposits in U.S. Dollars at approximately 11:00 a.m. (London time) on the second preceding business day; provided, however, if more than one rate is specified on Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates.

“Liens” means liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests, or other encumbrances.

“Material Adverse Effect” means (a) a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement and the Related Agreements; or (b) any event, change, condition, effect that, individually or taken together as a whole, is materially adverse to the Business, assets liabilities, financial condition or results or operations the Company or Purchaser.

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“Multiemployer Plan” has the meaning set forth in ERISA §3(37) or ERISA §4001(a)(3).

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Principal Officer/Shareholder” means Rick J. Bedell, Robert Winks, Claire Skinner, Richard M. Lavers.

“Product Liabilities” means any and all Liabilities arising on or prior to the Closing Date or relating to periods prior to the Closing Date in connection with or in any way relating to the Company or any of its Subsidiaries in connection with the Business, the Company’s operations or otherwise, which arise under or relate to the Company’s failure to comply with any Building Standards or which arise under or relate to any action, suit, claim, investigation, inquiry or proceeding no matter when made or initiated.

“Purchase Price” means Nine Million Dollars ($9,000,000) paid in cash at Closing and the Purchaser Note issued at Closing for the purchase of the Shares and the Real Estate.

“Real Estate” means the real property and real property improvements, and buildings and building improvements, including fixtures, located thereon and currently occupied by the Company and its subsidiaries located in Elkhart, Indiana and in Leola, Pennsylvania, as more particularly described on the legal descriptions and asset schedules attached hereto.

“Related Agreements” means all ancillary agreements contemplated by this Agreement to be executed and delivered in connection with the transactions contemplated hereby, including, without limitation, the Employment and Noncompete Agreements.

(b)	Each of the following terms is defined in the section set forth opposite such term:

Defined Term	Section

Accounting Referee	Section 1.2(c)(ii)

Actual EBITDA	Section 1.2(c)(i)

Agreement	Preamble

Applicable Liability	Section 5.7(f)

Building Standards	Section 2.23(c)

Cash Payment	Section 1.2(a)

CBI	Preamble

Closing	Section 1.2(e)

Closing Date	Section 1.2(e)

COA	Preamble

COBRA	Section 2.21(b)

Code	Section 2.9

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Company	Recitals

Company Authorizations	Section 2.15

Company Capital Stock	Section 2.2(a)

Company Group	Section 2.9

Company Intellectual Property	Section 2.12(a)

Company Registered Intellectual Property	Section 2.12(b)

Company Tax Disclosure Schedule	Section 2.9

Disclosure Schedule	Article II

Earn-out Payment	Section 1.2(c)(i)

EBITDA Statement	Section 1.2(c)(i)

Environmental Permits	Section 2.19(c)

Hazardous Material	Section 2.19(a)

Hazardous Materials Activities	Section 2.19(b)

Indemnified Party or Indemnified Parties	Section 7.2(c)

Indemnifying Party	Section 7.3

Intellectual Property	Section 2.12(a)

Intellectual Property Rights	Section 2.12(a)

Key Employees	Section 4.1

Loss or Losses	Section 7.2(a)

Manufacturer’s Representatives	Section 2.24(a)

Notice of Objection	Section 1.2(c)(i)

Party or Parties	Preamble

Purchaser	Preamble

Purchaser Indemnified Parties	Section 7.2(a)

Purchaser Note	Section 1.2(b)

Registered Intellectual Property Rights	Section 2.12(a)

Rules	Section 9.8(a)

Section 338 Asset Allocation	Section 5.7(j)(i)

Section 338(h)(10) Elections	Section 5.7(j)(i)

Seller	Preamble

Seller Indemnified Parties	Section 7.2(b)

Seller Pension Plans	Section 2.21(e)

Seller Plan or Seller Plans	Section 2.2.1(a)

Shares	Recitals

Straddle Period	Section 5.7(b)

Subsidiary or Subsidiaries	Section 2.1(b)

Target EBITDA	Section 1.2(c)(i)

Tax or Taxes	Section 2.9

Tax Return	Section 2.9

Unaudited Financials	Section 2.6

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